Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium Opportunity Fund and Voya Infrastructure, Industrials and Materials Fund Announce Intention to Conduct Tender Offer for Common Shares

SCOTTSDALE, Ariz., February 22, 2021— The Board of Trustees of each of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) (“IGA”), Voya Global Equity Dividend and Premium Opportunity Fund (NYSE: IGD) (“IGD”), and Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) (“IDE”) (each a “Fund” and, collectively, the “Funds”) has authorized each Fund to conduct a voluntary cash tender offer (each, a “Tender Offer” and, together, the “Tender Offers”). IGD and IDE will each conduct a Tender Offer for up to 15% of its outstanding common shares and IGA will conduct a Tender Offer for up to 10% of its outstanding common shares. Each Tender Offer is at a price equal to 98% of the respective Fund’s net asset value (“NAV”) per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the day the Tender Offer expires. Each of the Funds will repurchase shares tendered and accepted in the respective Tender Offer in exchange for cash. In the event any Tender Offer is oversubscribed, shares will be repurchased on a pro rata basis. Each Tender Offer is expected to commence on or about April 19, 2021.

Each Fund’s Tender Offer will be conditioned on certain additional terms and conditions as will be set forth in the relevant tender offer materials, which will be distributed to the Funds’ common shareholders.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any common shares of the Funds. The Funds have not yet commenced the Tender Offers described in this press release. The Funds will file with the U.S. Securities and Exchange Commission (“SEC”), on or around the date of commencement of the Tender Offers, tender offer statements on Schedule TO and related exhibits, including offers to purchase, related letters of transmittal and other related documents (the “Tender Offer Documents”). COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents when they are filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Funds.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of December 31, 2020, more than $245 billion for affiliated and external institutions,

financial intermediaries and individual investors. With over 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018, 2019 and 2020 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180;

voyainvestments.com

Media Contact – Kris Kagel 1-212-309-6568

2